DB

19006561

N

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
410

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quarton Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Street, Suite 480
(No. and Street)

Birmingham	Michigan	48009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andre Augier 248-594-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andre Augier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quarton Securities, L.P., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & Chairman

Title

Notary Public

SANDRA A BOMMARITO
Notary Public - State of Michigan
County of Macomb
My Commission Expires Aug 7, 2023
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUARTON SECURITIES, L.P.

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

QUARTON SECURITIES, L.P.
TABLE OF CONTENTS
December 31, 2018

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partner of Quarton Securities, L.P.
Birmingham, Michigan

Opinion on the Financial Statements

We have audited the accompanying financial statements of Quarton Securities, L.P., a Michigan partnership, which comprise the balance sheet as of December 31, 2018 and the related statements of income, changes in partner's capital, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Quarton Securities, L.P. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quarton Securities, L.P.'s management. Our responsibility is to express an opinion on Quarton Securities, L.P's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quarton Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained on page 9 has been subjected to audit procedures performed in conjunction with the audit of Quarton Securities, L.P.'s financial statements. The supplemental information is the responsibility of Quarton Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Quarton Securities, L.P.'s auditor since 2014.
Roseville, Michigan
February 27, 2019

QUARTON SECURITIES, L.P.
BALANCE SHEET
December 31, 2018

		2016
ASSETS		
Cash	$	9,333
Prepaid expenses		2,335
Total Assets		11,668
LIABILITIES AND PARTNER'S CAPITAL		
Liabilities:		
Accounts payable	$	-
Partner's capital		11,668
Total Liabilities and Partners' Capital	$	11,668

See accompanying notes

QUARTON SECURITIES, L.P.
STATEMENT OF INCOME
For the year ended December 31, 2018

	2016
REVENUES:	
Retainer fee revenue	$ 122,500
Success fee revenue	$ 25,000
Other revenue	1,250
Total revenue	148,750
EXPENSES:	
Regulatory fees	11,580
General and administrative expenses	8,759
Total expenses	20,339
NET INCOME	$ 128,411

See accompanying notes

QUARTON SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNER'S CAPITAL
For the year ended December 31, 2018

		Amount
Balance, December 31, 2017	$	44,507
Net income (loss)		128,411
Partner contributions		-
Partner distributions		(161,250)
Balance, December 31, 2018	$	11,668

See accompanying notes

QUARTON SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Success fee revenue and retainer income	$ 147,500
Other revenue	1,250
Regulatory fees paid	(10,165)
General and administrative expenses	(8,759)
Net cash provided by operating activities	$ 129,826
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partner capital contributions	$ -
Partner capital distributions	(161,250)
Net cash used in financing activities	$ (161,250)
NET INCREASE (DECREASE) IN CASH	(31,424)
CASH - BEGINNING OF YEAR	40,757
CASH - END OF YEAR	$ 9,333
Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 128,411
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expenses	1,415
Increase (decrease) in:	
Accounts payable	-
Net cash provided by operating activities	$ 129,826

See accompanying notes

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Quarton Securities, L.P., a Texas limited partnership, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company provides corporate finance advisory services to public and privately held companies. The Company is a wholly owned by Quarton Partners, LLC.

See Note 4 related to the subsequent acquisition of Quarton Securities, L.P. and its Parent Company, Quarton Partners, LLC.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when services have been rendered based on the terms of the signed engagement letter. The Company recognizes non-refundable retainer fees as revenue upon receipt. Consulting fees are recognized in the month that the fees are billed and services performed. Transaction fees are recognized upon the successful closing of the transaction.

Federal Income Taxes

For federal income tax purposes the Company is classified as a partnership. As such, their income is taxed to the partners on their respective returns.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2019, which is the same date the financial statements were available to be issued.

Adopted Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued comprehensive new revenue recognition guidance, Accounting Standards Update ("ASU") 2014-9, revenue from contracts with customers (Topic 606). The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance ASC 606 requires an entity to follow a five step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company adopted ASC 606 on January 1, 2018 and has evaluated the impact of the standard and has determined that the timing of its revenue recognition to remain largely similar to the timing of the prior revenue recognition under ASC 605. There is no material impact to the Company's recognition of revenue upon adoption of ASC 606.

Note 2 – TRANSACTIONS WITH PARENT COMPANY

The Company and Quarton Partners, LLC, the Parent Company, operate under a facilities and services agreement whereby the Parent Company is responsible for all operating and overhead expenses, based on the Parent maintaining adequate resources independent of the Company to pay any costs incurred. The Company is not obligated to repay the Parent for any amounts paid pursuant to the agreement.

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2018, the Company's net capital was $9,333 and its required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.00 to 1.

Note 4 – SUBSEQUENT EVENTS

On January 2, 2019, the limited partnership interests of Quarton Securities, L.P. and Quarton Partners, LLC, the Parent Company were acquired by Cowen, Inc. and the names of these entities were changed to Cowen Securities, L.P. and Cowen Partners, LLC, respectfully. The transaction was approved by FINRA and became effective as of January 4, 2019.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 11,668
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(2,335)
Net capital	$ 9,333
Net capital requirement	5,000
Excess net capital	$ 4,333
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities	$ -
Percentage of aggregate indebtedness to net capital	0.00%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATONRELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 under section (k)(2)(i), and therefore, has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partner of Quarton Securities, L.P.
Birmingham, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report, in which Quarton Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quarton Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (exemption provisions) and Quarton Securities, L.P. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Quarton Securities, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quarton Securities, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2019

Quarton Securities, LP

300 Park Street • Suite 480 • Birmingham, MI 48009
248-594-0400 • Fax: 248-594-0401

Quarton Securities, LP
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2018

Quarton Securities Exemption Report

Quarton Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. subsection 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. subsection 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed and exemption from 17 C.F.R. subsection 240.15c3-3 under the the following provisions of 17 C.F.R. subsection 240.15c3-3: (k)(2)(i) "special account for the Exclusive Benefit of customers" maintained.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2018 without exception.

Quarton Securities, LP

I, Andre Augier, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Signature

CEO
Title

2/27/19
Date